November 18, 2004

Cynthia Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004

	Re:	Technology Investment Capital Corp.
		File Nos. 333-119879 and 814-638

Dear Ms. Krus:

	We have reviewed the registration statement on Form N-2 for the
Technology Investment Capital Corp. ("Fund") filed with the
Commission on October 21, 2004. We have reviewed the registration statement and have the following comments.

Prospectus

Cover

	Please delete the words "Except where the context suggests otherwise" from the definition of the terms "we," "us," "our" and "Technology Investment Capital Corp." Throughout the document, please use defined terms consistently. Please clearly distinguish the Fund and Investment Adviser throughout the document.

      Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the companies in which the Fund invests are subject to special risks. See Item 1.1.j. of Form N-2.

      Please place the disclosure relating to the overallotment in the pricing table or a note to it. See Instruction 4 to Item
1.1.g.
of Form N-2.

      The filing currently does not disclose the ratio of the rights offering. Please note, when the information is completed, that the ratio of the offering may not exceed one new share for each three rights held. See Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985).
      Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Summary



Purpose of the Offer

	The disclosure in this section does not disclose how the rights offering would be
"in the best interests of the shareholders." Please explain clearly why the rights offering is in shareholders` best interests.
Please
disclose prominently in this section that the Fund has yet to invest approximately $50 million of the proceeds of the initial offering. Also disclose how the Adviser and the dealer manager will benefit monetarily from the rights offering. Please disclose why the Fund wishes to increase its equity capital when it has yet to invest a large percentage of its existing capital.

      Please revise this disclosure to state that there is no assurance that the offering will be successful, or that by increasing the size of the Fund, the Fund`s aggregate expenses, and correspondingly, its expense ratio, will be lowered. Please make corresponding revisions throughout the registration statement.

Sale of Rights

	Have the rights been registered under the Securities Exchange
Act of 1934?

Business

	Disclosure in this section indicates the Fund provides capital to "technology-related companies," defined there as businesses that
"focus on" certain specified industries. Since the word "technology" is not modified by "related" in the name of the Fund, please clarify that the Fund invests in "technology" companies, rather than "technology-related` companies. Also, please disclose that "technology" companies are companies that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the technology industry or have at least 50% of their assets in the technology industry. Please advise supplementally whether the Fund`s portfolio currently meets this requirement.

      Please add disclosure identifying the types of securities in which the Fund will invest outside of the 70% required to be invested in qualifying investments. Please note that any investment in nonqualifying assets must be supported by disclosure that reconciles the nonqualifying investment with the purpose of the Fund.

      Since the Fund has an incentive fee under Section 205(b)(3) of the Advisers Act and seemingly intends to use the 30% basket for nonqualifying assets, please disclose that the advisor will receive incentive compensation based on the performance of the nonqualifying assets as well as the 70% of qualifying assets.

Fees and Expenses

	Please delete the words "borne by us" from the Offering
Expenses
line item.

	Please confirm that the dealer manager fees referenced in
note 1
to the fee table are included in the sales load figure shown in the fee table.

      Please delete the word "Estimated" from the line in the fee table currently worded "Estimated annual expenses."

      Please include percentage equivalents for all fees and expenses currently disclosed in dollar amounts.

      Disclosure in note 4 to the fee table indicates that Fund shareholders approved an increase in the Adviser`s compensation rate from two percent of net assets to two percent of gross assets, yet the fee table still discloses the previous rate. Please correct this inconsistency.

Risk Factors

Our business model depends upon the development of strong referral relationships with private equity and venture capital funds and investment banking firms.

Please delete the first two sentences of this paragraph, as they do not discuss risk.

We may not realize gains from our equity investments

      Please delete the second and third sentences of this paragraph, as they do not discuss risk.

Senior securities and other indebtedness

	Make clear throughout the disclosure that the Fund`s common shareholders will bear the risks and expenses of the issuance of senior securities, and disclose fully in this section all such risks and expenses.

Many of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments

	Who will value the Fund`s portfolio investments? If the Adviser will, then do not refer to the Adviser as "we" in the disclosure. Also, disclose here the Adviser`s conflict of interest with respect to valuation, i.e., that the Adviser can increase its fee income by inflating the value of the Fund`s investments.




There are significant potential conflicts of interest, which could impact our investment returns

	The first paragraph states that the Fund`s executive officers, directors and management of the Investment Adviser may have obligations to investors in other entities, including related entities, the fulfillment of which might not be in the best interests of the Fund`s stockholders. Please disclose how the conflict of interest will affect the Fund`s performance and how any such conflicts will be resolved.

Our incentive fee may induce TIM to make speculative investments

	How will the Board protect the Fund from the Adviser`s tendency to make speculative investments?

Forward-Looking Statements

      This section attempts to limit liability for forward-looking statements. Please delete or substantially revise this section. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities
Exchange Act of 1934. Also, please do not use only capital letters in this disclosure.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation

	In the table of the Fund`s investments, please disclose the maturity date and interest rate of each note listed.

Management Fee

      You have provided examples explaining how the incentive fee will be calculated. Please supplementally inform us whether the Fund intends to provide similar explanations in its periodic reports of the calculation of the incentive fees actually paid.

      Please disclose here and in the discussion of risks that the realization of deferred loan interest may require the Fund to liquidate assets to pay advisory fees and distributions to shareholders. Also, clarify whether the Adviser is required to reimburse the Fund for fees that were based on income accrued on deferred interest obligations where the obligor subsequently defaults.

      Please clarify whether pre-incentive fee net investment income includes unrealized capital gains and losses.


Qualifying Assets

      In this section, you discuss what investments constitute qualifying assets under the Investment Company Act. Under Section 2(a)(46) of the Investment Company Act, a BDC may acquire securities of any domestic company or any non-investment company, or a company excluded from the definition of investment company that satisfies one of the following:

(i) it does not have a class of securities that may be margined by a broker or dealer;

(ii) it is controlled by the BDC, as described in the applicable subsection; or,

(iii) it has total assets of not more than $4,000,000 and shareholder equity of not less than $2,000,000.

	The Federal Reserve Board amended Regulation T to permit brokers and dealers to extend credit with respect to any non-equity security.
The provision is not limited by the amount of value involved. Because broker/dealers may now margin non-equity securities, it appears that the number of companies in which a BDC may invest under
(i) above has significantly decreased.

	Accordingly, please provide us with the following information:

1. What are your views regarding the applicability of amended
Regulation T, i.e., how do you analyze the impact of this change;
and,

2. In light of the change and its impact on Section 2(a)(46), what types of securities are now eligible and available to the company under your interpretation of Section 2(a)(46).

Dividend Reinvestment Plan

      The fourth paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share.
Section
23(b) of the Investment Company Act provides that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund`s net asset value. See Section 23(b) of the Investment Company Act.

Control Share Acquisitions

      The first sentence of the fourth paragraph states that, if the voting rights are not approved or the acquiring person does not deliver an acquiring person statement, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have been previously approved. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions prior to filing a pre-effective amendment, please call me at (202) 942-0686.

							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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